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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Paul Cline
Robert Telewicz
Jonathan Burr
James Lopez

Re:	Claros Mortgage Trust, Inc.
Draft Registration Statement on Form S-11
Confidentially submitted on December 19, 2019
CIK No. 0001666291

Ladies and Gentlemen:

On behalf of our client, Claros Mortgage Trust, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-11 (the “Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-11 on a confidential basis under the JOBS Act on December 19, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission dated January 15, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

February 13, 2020

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    The Company advises the Staff that no written materials have been provided by the Company or on its behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If any such materials are used in the future in connection with the offering contemplated by the Registration Statement, the Company will supplementally provide copies of such materials to the Staff.

2.	We note the discussion on page 30 regarding the applicability of the Investment Company Act of 1940. Note that we are considering this disclosure and may have additional comments.

Response:    The Company acknowledges the Staff’s comment.

3.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Response:    The Company acknowledges the Staff’s comment and undertakes to provide copies of any graphics, maps, photographs and related captions or other artwork, including logos, that the Company expects to use in the prospectus prior to distributing the preliminary prospectus to prospective investors.

Summary, page 1

4.

We note footnote 5 from the table on page 20. If material please revise here or where appropriate to clarify the factors you consider in determining whether LTV is calculated using asset value or borrower’s cost.

Response:    The Company advises the Staff that, while it has typical ordinary course practices, it does not utilize a rules-based approach to calculate LTV. In general, but not always, the Company focuses more on loan-to-cost for construction loans and heavier transitional loans, as the Company believes loan-to-cost is a generally more conservative measure than loan-to-value for such loans in that it does not assume any added market value from the construction and stabilization (or sell-out) of the underlying asset. For lighter transitional loans that are refinancing an existing asset, the Company typically, but not always, ascribes more importance to third-party appraisal of “as-stabilized” value. It should be noted that any such appraisal would itself rely upon numerous assumptions of projected market value as of a future date following the completion of physical improvements or other elements of a borrower’s business plan. For each type of loan, the Company often applies adjustments to arrive at its own internal valuation, depending on market conditions and borrower- or property-specific circumstances, which to date has tended to result in a more conservative portfolio-wide

February 13, 2020

LTV on a weighted average basis. As of September 30, 2019, the Company’s portfolio-wide LTV based solely upon third-party appraisals of “as stabilized” value was lower than the LTV reported by the Company. Accordingly, by emphasizing the fact that the Company applies its own judgment as it determines is appropriate under the relevant circumstances, the Company believes that the current disclosure in footnote 5 provides the material information needed by investors regarding the Company’s calculation of LTV.

Management’s Discussion and Analysis

Financial Highlights, page 107

5.

Please tell us the additional compensation charge you expect to recognize as a result of the vesting of your performance based RSUs. In addition, please consider revising your MD&A to include prominent disclosure of the charge you expect to recognize.

Response:    The Company has expanded the disclosure on page 125 to include the additional compensation charge resulting from the vesting of the performance based RSUs.

Key Financial Measures and Indicators, page 109

6.

We note the discussion of Net Debt-to-Equity and Total Leverage Ratios and other key measures. Please revise the comparison discussion beginning on page 126 to address material changes in the measures you use to evaluate your performance and financial leverage.

Response: As discussed with the Staff, the Company directs the Staff to pages 110 and 111 of the Registration Statement, which reconcile the Net Debt-to-Equity and Total Leverage Ratios to their most directly comparable GAAP measure. The Company believes that investors can identify any material changes in these measures by referencing the changes to the various line items contained in the reconciliation tables without the need for a separate comparative discussion.

Net Debt-to-Equity and Total Leverage Ratios, page 111

7.

We note your disclosure on page 112 that you believe the inclusion of non-consolidated senior interests sold and non-consolidated senior interests held by third parties provides a meaningful measure of your financial leverage as in a liquidation of the collateral underlying the subordinate loan, these senior interests would have priority in repayment. As the non-consolidated senior interests represent loans receivable held by third parties, and not liabilities of the company, or claims on the company’s assets, we are unclear how the inclusion of these amounts in your ratio provides a meaningful measure of the company’s leverage. Please elaborate on your rationale for including these adjustments.

February 13, 2020

Response:    In response to the Staff’s comment, the Company has revised page 111 of the Registration Statement to expand the disclosure regarding the inclusion of non-consolidated senior interests in its leverage ratios. The Company believes that including non-consolidated senior interests sold and non-consolidated senior interests held by third parties is useful to investors in understanding how the capital structure of a loan and the additional potential claims on the collateral underlying the Company’s loans could potentially affect the outcome of one of the Company’s loans since these interests are secured by the same collateral as the Company’s loan receivable and are structurally senior in repayment priority relative to the Company’s loan. The Company believes showcasing this risk to the Company’s loan asset through these ratios is an appropriate way to inform investors that the Company’s liabilities are not the only potential claims that might be asserted against the Company’s collateral.

Portfolio Activity and Overview, page 112

8.	Please explain the difference between the unfunded loan commitments as disclosed in your table on page 113 and the amount reflected in your contractual obligations table on page 128.

Response:    In response to the Staff’s comment, the Company has revised the unfunded loan commitments column in the table on page 112 of the Registration Statement to tie to the amount reflected in the contractual obligations table on page 127.

Portfolio Financing, page 114

9.

We note that you accounted for repurchase agreements as secured financing transactions. Please consider expanding your disclosure to quantify the average quarterly balance of your repurchase agreements for each period included in your financial statements. In addition, consider quantifying the period end balance for each of those quarters, the maximum balance at any month-end and explaining the causes and business reasons for any significant variances among these amounts.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that disclosing interim changes in the balances in individual repurchase agreements would not necessarily improve an investor’s understanding of the Company’s leverage profile. The reason for this is that each borrowing under a repurchase agreement relates directly to the status of an underlying loan originated by the Company. Increases in borrowings on repurchase agreements are typically a function of the Company (x) funding additional loan amounts to a borrower on an existing loan that has been approved by the counterparty to the repurchase agreement, thereby entitling the Company to draw additional proceeds against available borrowing capacity (subject to the satisfaction of any conditions or approval requirements embedded in the repurchase agreement or related agreements) or (y) obtaining such counterparty’s approval to borrow amounts with respect to a newly pledged loan.

February 13, 2020

Decreases in borrowings on repurchase agreements are typically due to the Company’s borrowers making loan repayments, which requires the Company to repay its borrowings under the relevant repurchase agreement. Unlike a traditional revolving credit facility where there is available capacity that can be drawn down and repaid, largely at the Company’s discretion, the Company’s borrowings on its repurchase facilities are asset-specific. Each pledged loan is subject to lender approval and has an advance rate and interest rate determined based upon its particular attributes. Accordingly, unlike traditional revolving credit facilities that represent a general claim against a company’s assets, obligations under repurchase agreements are secured by specified collateral.

Management Fees, Incentive Fees and Expense Reimbursements, page 176

10.	Given the complexity of the base management fee calculation and the incentive fee calculation, please provide a hypothetical example or other disclosure summarizing the aggregate fees.

Response:    The Company has revised pages 176 and 177 to add a hypothetical example of each of the base management fee calculation and the incentive fee calculation.

Certain Relationships and Related Transactions, page 190

11.

Please revise Related Party Transaction Policies on page 192 or where appropriate to address broader conflicts involving your manager, such as the conflicts identified in the second and third summary risk factors on page 28.

Response:    In response to the Staff’s comment, the Company has revised pages 194 and 195 of the Registration Statement.

12.	We note the quantification of base management fees and incentive fees on page 190. Please clarify whether you have paid expense reimbursements.

Response:    In response to the Staff’s comment, the Company has revised pages 191 and 192 of the Registration Statement.

Exclusive Forum, page 205

13.

We note the risk factor on page 86 states that the exclusive forum provision does not apply to claims arising under the federal securities laws. Please ensure that the provision in your charter clearly indicates that the exclusive forum provision does not apply to claims arising under the federal securities laws.

Response:    The Company acknowledges the Staff’s comment and the Company’s bylaws, when filed, will clearly indicate that the exclusive forum provision does not apply to claims arising under the federal securities laws.

* * *

February 13, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8172 or by email at william.cernius@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ William J. Cernius

William J. Cernius of LATHAM & WATKINS LLP

cc:	Richard Mack, Claros Mortgage Trust, Inc.
J.D. Siegel, Claros Mortgage Trust, Inc.
Brent T. Epstein, Latham & Watkins LLP
Edward F. Petrosky, Sidley Austin LLP
James O’Conner, Sidley Austin LLP